





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Securities International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa 212-227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

260 Middle County Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ William Coppa _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ U S Securities, International Corp. _____ , as of _____ September 30 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Secretary - Treasurer

Title



Notary Public

Martin F. Breznick
NOTARY PUBLIC, State of New York
No. 02BR4644215
Qualified in New York County
Commission Expires
March 30, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. SECURITIES INTERNATIONAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2017

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITOR'S REPORT

U.S. Securities International Corp.
New York, New York

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2017, and the related statements of operations, changes in members' equity, cash flows for the year then ended, We have audited the accompanying statement of financial condition of US Securities International Corp and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities   Exchange Act of 1934.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2017, and the results of its operations, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America, the rules of the Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information contained in the supplementary schedules on page 12, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
November 20, 2017

U.S. SECURITIES INTERNATIONAL CORP.

BALANCE SHEET

SEPTEMBER 30, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	73,919
Due From Broker		70,370
Securities		3,009,102
Advances to employees		338,029
	$	3,491,420

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$	90,422
	$	90,422

Stockholders' Equity:

Common Stock, $1.00 par value	
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	38
Voting, authorized 10,000 shares; issued and outstanding 6 shares	2
Retained Earnings	690,498
Accumulated other comprehensive income	2,710,460
	3,400,998
	$ 3,491,420

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2017

Revenue:
Commissions	$ 482,386
Interest & Dividends	29,361
Gain on Sale of Securities	265,470
	777,217

Expenses:
Compensation expense	$ 468,427
Miscellaneous operating expense	273,691
Communication and market data	144,785
Occupancy	96,286
Professional fees	35,163
Insurance	21,078
Regulatory fees	6,187
	1,045,617

Net (Loss) before Provision for Income Taxes	(268,400)
Provision for income tax	-
Net Profit (loss) from operations	(268,400)
Other comprehensive income (net of taxes)	960,511
Net Profit	$ 692,111

"See Accompanying Notes and Independent Auditor's Report"

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2017

Cash Flows from Operating Activities:

Net Profit (loss)	$ 692,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (Increase) in operating assets	
(Increase) in due from broker	3,355
(Decrease) in advances to employees	82,978
Prior period income adjustment	
(Decrease) in accrued expenses	(763)
Net cash provided in operating activities	777,681

Cash Flows from Investing Activities:

Increase in market value of securities	(838,917)
Net cash (used in) investing activities	(838,917)
Net Decrease in cash	(61,236)
Cash at beginning of year	135,155
Cash at end of year	$ 73,919

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2017

	Common Stock (non-Voting)	Common Stock (voting)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at October 1, 2016	$ 38	$ 2	$958,898	$1,749,949	$2,708,887
Net gain	-	-	(268,400)		(268,400)
Other comprehensive income Unrealized gain in securities, net of deferred taxes	-	-	-	960,511	960,511
Balance at September 30, 2017	$ 38	$ 2	$ 690,498	$2,710,460	$3,400,998

"See Accompanying Notes and Independent Auditor's Report"

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 1--Business and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company") was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE). The Company clears transactions on a fully disclosed basis and does not carry customer accounts. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Other Comprehensive income (loss)

The Company presents other comprehensive income in accordance with ASC Section 220, Comprehensive Income. This section requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of a statement of position. The Company reports its unrealized gains and losses on investments in securities, as other comprehensive income (loss) in its financial statements. The Company does not record deferred taxes on unrealized gains, which is a departure from GAAP. However, this departure does not affect net capital and is therefore considered immaterial.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 1--(cont.)

Assets and liabilities measured at fair value

The Company uses the following hierarchy to prioritize the inputs used in measuring fair value in accordance with SFAS No. 157, Fair Value Measurements.

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted market prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued expenses are carried in the financial statements at amounts that approximate fair value at September 30, 2017. Investments were valued using Level 1 inputs.

NOTE 2-- Receivable from and Deposit with Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2017 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares.

NOTE 3- Investment in Marketable Securities

Investments are classified as available-for-sale according to the provisions of ASC Section, 320, Investments - Debt & Equity Securities. Accordingly, the investments in marketable securities are carried at fair value with unrealized gains and losses reported separately in other comprehensive income. Realized gains and losses are calculated using the original cost of those investments.

In June 2010, the Company received 80,000 shares of CBOE holding Corp. in place of its previously held membership exchange seat when the CBOE completed its initial public offering. The Company originally valued the CBOE membership exchange seat at $1 when it was received in 1974 from Fidelity Management and Research Company. The Company basis in the CBOE shares is similarly $1.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 3- Investment in Marketable Securities (cont):

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2017 were as follows:

Investments in marketable securities, at cost	$ 224,684
Net unrealized gain	2,784,418
Investments in marketable securities, at market	$ 3,009,102

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of September 30, 2017 the Company had net capital of $ 2,235,047 which was $2,229,019 in excess of the minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments and Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 3 years commencing on December 1, 2016 and expiring on November 30, 2019. The lease requires monthly payments of $7,125 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2017, future minimum payments are as follows:

2018	$ 85,500
2019	$ 85,500
	$ 171,000

Rent expense for the year ended September 30, 2017 under this lease, amounted to $96,286. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 6 -- Related party transactions

At September 30, 2017 the Company advanced funds $338,029 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2017 such rental payments aggregated $18,000 and are included in operations.

NOTE 7-- Income Taxes

There is no provision for income tax for the year ended September 30, 2017. The Company has a net operating loss carryover that is greater than its income

The company no longer records deferred taxes. The company's policy is to distribute the gain on the sale of CBOE stock as executive pay and therefore never incurs taxable income on the gain. Additionally deferred taxes has no effect on the Net Capital Computation as deferred taxes is added back to tentative net capital.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2017, the Company incurred no corporate income taxes.

The company did pay minimum taxes to state and local governments, which are based on minimum and alternative tax rates

NOTE 9-Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2017, the Company contributed $ 26,801 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2016 through September 30, 2017.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 12 — Subsequent Events

Management has evaluated all subsequent events through November 20, 2017 the date that these financial statements were available to be issued.

<u>SUPPLEMENTARY INFORMATION</u>

U.S. SECURITIES INTERNATIONAL CORP.,

COMPUTATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2017

Computation of Net Capital:

Total Ownership Equity	$ 3,400,998
Less:	
non-allowable assets	338,029
haircuts on securities	827,922
Net Capital	$ 2,235,047
Computation of Basic Net Capital Requirement	
(Greater if $5,000 and 6 2/3% of aggregate Indebtedness)	$ 6,028
Net Capital	$ 2,235,047
Excess Net Capital	$ 2,229,019

Computation of Aggregate Indebtedness

Total Liabilities	$ 90,422
Non Aggregate Indebtedness Liabilities	-
	$ 90,422

"See Accompanying Notes and Independent Auditor's Report"

U.S. SECURITIES INTERNATIONAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2017

Audited Net Capital	$ 2,235,047
Net Capital per Focus Part IIA	$ 2,236,657
Difference	1,610

Statement pursuant to Rule 17-5(d)(4):

The difference results from an error in the computation of haircuts on securities. We do not consider this difference material.

"See Accompanying Notes and Independent Auditor's Report"

U.S. SECURITIES, INT'L. CORP.
120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE ACT OF 1934 RULE 17a-5
October 1, 2016 to September 30, 2017

November 20, 2017

Pursuant to the Securities and Exchange Act of 1934 rule 17a-5, we provide the following statement.

The company is a non-clearing, introducing broker. The company operates with a minimum net capital requirement of $5,000. The company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3 (k)(2)(ii). The company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2016 through September 30, 2017.

U.S. SECURITIES INTERNATIONAL CORP.



William Coppa,
Secretary Treasurer

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

November 20 2017

Mr. William Coppa
U.S. Securities International Corp.
New York, NY 10036

Dear Mr. Coppa:

We have reviewed management's statements, included in the accompanying Financial Report in which U.S. Securities International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: U.S. Securities International Corp. identified 15c-3-3(k)(2)(ii) and U.S. Securities International Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

November 20, 2017

US Securities International
Corp. New York, New York

Dear Mr. Coppa:

We have examined the financial statements of US Securities International Corp as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of September 30, 2017 and have issued a report thereon dated November 20, 2017. In accordance with rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of US Securities International Corp for the year ended September 30, 2017. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records:
2. Compared amounts reported on the audited form X-17A-5 for the period October 1, 2016 to September 30, 2017, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, we noted that dividend income was overstated in the September focus report. We do not consider this overstatement material. We also noted that the Company deducted dividend income from gross revenue, and we believe that is not consistent with the applicable instructions. In all other respects the amounts shown on Form SIPC-7 were determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of US Securities International Corp. taken as a whole.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Selden, New York